UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

MUSCLEPHARM CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62733521

(CUSIP Number)

Consac, LLC

Attention: Ryan Drexler

525 Chalette Drive

Beverly Hills, CA 90201

Copy to:

Ruddy Law Office, PLLC

Attention: Mark E. Ruddy

1225 15th Street, NW

Washington, DC 20005

202-797-0762

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Consac, LLC 20-2539898
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,499,408
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,499,408
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

 This Statement of Beneficial Ownership of Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corp., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 4721 Ironton Street, Building A, Denver, Colorado 80239.

Item 2.  Identity and Background.

Consac, LLC is a New York limited liability company that is the reporting person (the “Reporting Person”) for this Schedule 13D. The business address for the Reporting Person is 525 Chalette Drive, Beverly Hills, California 90211. Ryan Drexler is the President of the Reporting Person. Mr. Drexler is a citizen of the United States.

During the last five (5) years, the Reporting Person and Mr. Drexler, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, the Reporting Person and Mr. Drexler, have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 The securities reported in this Schedule 13D, as directly beneficially owned by the Reporting Person, were acquired with the funds of approximately $6,850,408. All funds were provided from working capital of the Reporting Person who directly beneficially owns such securities.

Item 4.  Purpose of Transaction.

The shares acquired by the Reporting Person were used for the purpose of acquiring an interest in the Issuer. The Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to this Schedule 13D. Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any matters referred to in paragraphs (a) through (j) of this Item 4 of the Schedule 13D. The Reporting Person intends to review the investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, condition in the securities markets and general economic and industry conditions, the Reporting Person may, in the future take such actions with respect to the investment in the Issuer as deemed appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

 Mr. Drexler is the President and sole owner of the Reporting Person and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Commodity Exchange Act) of the Common Stock that the Reporting Person beneficially owns. Mr. Drexler has the sole power to direct the voting and disposition of Common Stock that the Reporting Person beneficially owns.

The Reporting Person beneficially owns one million four hundred ninety-nine thousand four hundred eight (1,499,408) shares of the Issuer’s Common Stock, which constitutes approximately 10.9% of the thirteen million seven hundred eleven thousand six hundred (13,711,600) shares of the Issuer’s Common Stock outstanding as of June 12, 2015. Other than the acquisition of shares reporting in this Item 5, the Reporting Person has effected no transactions in the shares of the Issuer during the past sixty (60) days.

CUSIP No. 627335201	13D	Page 4 of 5 Pages

The following table provides a description of the transaction set forth in this Item 5, with respect to the Issuer’s Common Stock acquired by the Reporting Person:

Date of Transaction	Number of Shares of Common Stock	Price per Share
May 12, 2015	15,000	$4.85
May 13, 2015	20,000	$4.66
May 14, 2015	25,558	$4.82
May 15, 2015	23,450	$5.72
May 18, 2015	400	$5.96
May 19, 2015	15,000	$6.85
June 18, 2015	202,440	$5.48
June 18, 2015	121,120	$5.48
June 18, 2015	76,440	$5.48

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None to report.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 627335201	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Consac, LLC

/s/ Ryan Drexler Ryan Drexler, President

July 13, 2015